UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Advance Nanotech, Inc.

(Name of Issuer)

Common Stock - $0.001 par value

(Title of Class of Securities)

007486103

(CUSIP Number)

November 25, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is  filed:

☐   Rule  13d-1(b)
☒   Rule  13d-1(c)
☐   Rule  13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007486103	Page 2 of 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OWLSTONE NANOTECH, INC. TIN: 81-0678721

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OR ORGANIZATION

DELAWARE

	5	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		8,000,000

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

8,000,000

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 007486103	Page 3 of 4

ITEM 1.

(a)	Name of Issuer: Advance Nanotech, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 400 Rella Blvd, Suite 160, Montebello, NY 10901

ITEM 2.

(a)	The name of Person Filing: OWLSTONE NANOTECH, INC.

(b)	Address of Principal Business Office is 400 RELLA BLVD, SUITE 160, MONTEBELLO, NY 10901

(c)	Citizenship: The Corporation is Organized in the state of Delaware.

(d)	Title of Class of Securities: Common Stock, par value $0.001

(e)	CUSIP Number is: 007486103

ITEM 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

ITEM 4. Ownership.

(a)-(c)	See Items 5 through 9 and 11 of Cover page.

ITEM 5. Ownership of Five Percent or Less of a Class.

Not Applicable

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

ITEM 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Repored on By the Parent Holding Company.

Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.  Notice and Dissolution of Group.

Not applicable.

ITEM 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 007486103	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2009

Name: OWLSTONE NANOTECH, INC.

/s/ Thomas P. Finn
BY: THOMAS P. FINN ITS: CHIEF FINANCIAL OFFICER